NEWS RELEASE canagoldresources.com

Canagold Drills 69.80 g/t Gold (Au) over 2.6m; Within 4.64m Averaging 52.8 g/t
Au and 0.83% Antimony (Sb)

HIGHLIGHTS

• Assay results received from three additional holes include:

• 52.8 g/t Au and 0.83% Sb over 4.64 m (from 503 m down hole) in NP26-08, including 69.8 g/t Au and 0.13% Sb over 2.64 m, and 30.4 g/t Au and 1.75% Sb over 2.00 m

• 24.6 g/t Au over 7.33 m (from 458.5 m down hole) in NP26-07, including 70.4 g/t Au over 1.18 m

Vancouver, British Columbia, October 22, 2026 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) ("Canagold" or the "Company") announces assay results from three additional drill holes completed as part of its recently concluded 14-hole resource infill and expansion drilling program targeting the high-grade gold and antimony zone at its 100%-owned New Polaris Gold Project (the "Project"), located in northwestern British Columbia ("BC"), approximately 100 kilometres ("km") south of Atlin, BC, and 60 km northeast of Juneau, Alaska.

"These are exceptional drill results at New Polaris." said Catalin Kilofliski, Canagold CEO, "Importantly, most of these high-grade intervals are not included in the current mineral resource model or mine plan, highlighting the significant potential for resource expansion. These results also suggest that the scale and extent of the high-grade gold and antimony mineralization may be substantially greater than previously understood, presenting a compelling opportunity to expand resources and further enhance the overall economics of the New Polaris Project."

DRILL ASSAY HIGHLIGHTS

This news release contains assay results received from three additional holes (NP26-07, NP26-08 and NP26-09) of the recently completed 14-hole, 7,277 m resource infill and expansion drilling program at New Polaris, which was designed to further define and expand the high-grade antimony mineralization identified at New Polaris, while also evaluating its potential to contribute to the Project's gold resources (see Table 1, Table 2 and Figure 1). Select assay highlights include:

• 52.8 grams per tonne ("g/t") gold ("Au") and 0.83% antimony ("Sb") over 4.64 m from 503 m down hole in NP26-08, including:

- 69.8 g/t Au and 0.13% Sb over 2.64 m, and

- 30.4 g/t Au and 1.75% Sb over 2.00 m

• 24.6 g/t Au over 7.33 m from 458.5 m down hole in NP26-07, including:

- 70.4 g/t Au over 1.18 m

• 8.04 g/t Au over 10.00 m from 294 m down hole in NP26-07

• 6.50 g/t Au over 6.92 m from 231 m down hole in NP26-09

Complete assay results are presented in Table 1. Drill hole locations and orientations are listed in Table 2. Drill intercepts shown are core length, as insufficient drilling and modelling has taken place to determine the true dip and strike orientation of the veins being intercepted.

The drilling program has been completed with 7,277 m drilled in 14 holes, which have intersected multiple zones of mineralization in this area.

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FIGURE 1: New Polaris 2026 drilling - antimony-gold mineralization and significant intercepts (section looking east).

Table 1: Drill assay results for New Polaris drill holes NP26-07, NP26-08 and NP26-09.
Drillhole ID		From (m)	To (m)	Interval (m)	Au g/t	Sb %
NP26-07		294.00	304.00	10.00	8.04	0.09
		458.52	465.85	7.33	24.6	0.01
	Including	462.62	463.80	1.18	70.4	0.01
NP26-08		503.00	507.64	4.64	52.8	0.83
	Including	503.00	505.64	2.64	69.8	0.13
	and	505.64	507.64	2.00	30.4	1.75
NP26-09		231.08	238.00	6.92	6.50	0.01

Table 2: Drill hole collar locations, orientations and depths. Negative dips point down.
Drillhole ID	Easting (UTM NAD83)	Northing (UTM NAD83)	Elevation (m)	Azimuth (°)	Dip (°)	Depth (m)
NP26-07	579322	6507110	30.5	138	-89.7	503
NP26-08	579330	6507077	30.0	86.3	-82.0	526
NP26-09	579322	6507110	30.5	22.7	-82.1	411

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ABOUT NEW POLARIS PROJECT

The New Polaris Gold Project is 100%-owned by Canagold and is located in northwestern British Columbia, approximately 100 km south of Atlin, BC, and 60 km northeast of Juneau, Alaska. The recently completed 14-hole, 7,277 m drilling program targeted the high-grade gold and antimony zone at the Project.

Technical Reports

The New Polaris mineral resource is contained within an updated resource report prepared by Moose Mountain Technical Services in the format prescribed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and filed on SEDAR+ (www.sedarplus.ca) on June 30, 2023.

Qualified Person

In accordance with NI 43-101, Garry Biles, P.Eng., President & COO, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

Quality Assurance (QA) - Quality Control (QC)

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

Diamond drill core samples were prepared at MSA Labs' Preparation Laboratory in Terrace, BC and assayed at MSA Labs' Geochemical Laboratory in Langley, BC. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. MSA Laboratories' quality system complies with the requirements for the International Standards ISO 17025 and ISO 9001. MSA Labs is independent of the Company.

ABOUT CANAGOLD RESOURCES LTD.

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information, visit our website at www.canagoldresources.com or contact:

Catalin Kilofliski

Chief Executive Officer

Email: catalin@canagoldresources.com

Tel: (604) 685-9700

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the use of proceeds of the Offering, future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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